Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

TSX ACCEPTS NOTICE OF INTENTION

TO MAKE NORMAL COURSE ISSUER BID

November 9, 2012 Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that the Toronto Stock Exchange (“TSX”) had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the “Notice”). Pursuant to the Notice, we may purchase up to 12,000,000 Magna Common Shares (the “Bid”), representing approximately 5.2% of our public float. As at November 7, 2012 we had 233,228,126 issued and outstanding Common Shares, including a public float of 232,113,173 Common Shares. During the previous 12 months, the Corporation has purchased 3,668,430 Common Shares pursuant to a normal course issuer bid at a weighted average purchase price of US$35.45 per Common Share.

The primary purposes of the Bid are purchases for cancellation, as well as purchases to fund our stock-based compensation awards or programs and and/or our obligations to our deferred profit sharing plans. The Corporation may purchase its Common Shares, from time to time, if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Corporation.

The Bid will commence on November 13, 2012 and will terminate no later than November 12, 2013. All purchases of Common Shares will be made on the TSX at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange (“NYSE”) in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 151,269 based on 25% of the average daily trading volume for the prior six months (being 605,077 Common Shares on the TSX). Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares and the timing of purchases, if any, will be determined by us having regard to future price movements and other factors. All purchases will be subject to our normal trading blackouts.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 305 manufacturing operations and 88 product development, engineering and sales centres in 27 countries. Our 117,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; liquidity risks; risks arising due to the failure of a major financial institution; fluctuations in relative currency values; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.